UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Press release

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: March 7, 2011

3

Exhibit 99.1

Charm Communications Inc. Announces Unaudited Fourth Quarter and Full Year 2010 Results

Q4 revenues up 85.1% year-over-year, exceeding Company guidance

Q4 net income up 58.8% year-over-year

Q4 non-GAAP net income up 74.5% year-over-year, exceeding Company guidance

Full year 2010 revenues up 81.4% year-over-year

Full year 2010 net income up 152.1% year-over-year

BEIJING, February 24, 2011 /PRNewswire-Asia-FirstCall/ — Charm Communications Inc. (Nasdaq: CHRM) (“Charm” or “the Company”), a leading advertising agency in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter 2010 Highlights

•	Revenues in the fourth quarter of 2010 grew 85.1% year-over-year and 17.1% quarter-over-quarter to $56.7 million

•	Revenues for Charm’s advertising agency business grew 53.3% year-over-year and 22.3% quarter-over-quarter to $7.8 million in the fourth quarter of 2010

•	Revenues for Charm’s media investment management business grew 93.1% year-over-year and 14.3% quarter-over-quarter to $46.9 million in the fourth quarter of 2010

•	Revenues for Charm’s branding and identity services business grew 59.4% year-over-year and 90.7% quarter-over-quarter to $2.1 million in the fourth quarter of 2010

•	Gross profit for the fourth quarter of 2010 grew 70.8% year-over-year and 17.4% quarter-over-quarter to $22.1 million

•	Net income for the fourth quarter of 2010 grew 58.8% year-over-year and 9.5% quarter-over-quarter to $12.2 million

•

Non-GAAP net income, which excludes share-based compensation expenses and impairment on investments, grew 74.5% year-over-year and 24.1% quarter-over-quarter to $14.5 million in the fourth quarter of 2010

•	Basic net income per ADS for the fourth quarter of 2010 was $0.31, compared to $0.18 for the fourth quarter of 2009 and $0.28 for the third quarter of 2010

•	Cash flow from operations was positive for the fourth quarter of 2010, with cash and cash equivalents of $123.3 million as of December 31, 2010

•	In the fourth quarter of 2010, Charm added 7 new advertising client accounts to its agency business, bringing total agency accounts for 2010 to 135

•	In the fourth quarter of 2010, Charm’s principal media business had 266 advertisers, compared to 186 advertisers in the fourth quarter of 2009

•	Charm had 525 employees as of December 31, 2010, compared to 447 as of September 30, 2010

Full Year 2010 Highlights

•	Revenues in the full year 2010 grew 81.4% year-over-year to $192.4 million

•	Revenues for Charm’s advertising agency business in the full year 2010 grew 61.9% year-over-year to $24.8 million

•	Revenues for Charm’s media investment management business in the full year 2010 grew 86.3% year-over-year to $162.6 million

•	Revenues for Charm’s branding and identity services business in the full year 2010 grew 44.3% year-over-year to $5.0 million

•	Gross profit for the full year 2010 grew 102.5% year-over-year to $68.6 million

•	Net income for the full year 2010 grew 152.1% year-over-year to $38.5 million

•	Non-GAAP net income for the full year 2010, which excludes share-based compensation expenses and impairment on investments, grew 119.6% year-over-year to $42.8 million

•	Basic net income per ADS for the full year 2010 was $1.02, compared to $0.14 for the full year 2009

“In our first fiscal year as a publicly listed company, we delivered record revenues and net income with each of our business units performing above expectations,” said Mr. He Dang, founder, chairman and chief executive officer of Charm. “Throughout the year, advertising, especially TV advertising, remained the most valuable factor behind brand building in China. In the fourth quarter, we experienced particularly strong demand from traditional TV advertisers, which benefited our TV agency business and resulted in higher than expected sales from our media business. Our digital media agency business, Charm Interactive, also continued to grow with five new accounts in the fourth quarter, and total digital advertising spending in the fourth quarter was 2.5 times greater than the third quarter.”

“In November, we succeeded in contracting more sales than any other agency at the annual CCTV auction, which is seen as a barometer for the advertising industry’s growth prospects for the year to come. This underscores the confidence our clients have in their 2011 advertising budgets and reiterates their leadership positions within their respective fields.”

Mr. Dang continued, “The closing of the CCTV auction, along with the renewal of several key media contracts in the fourth quarter, has provided us with strong visibility for the full year 2011. We also won new media contracts during the quarter, including the exclusive right to operate digital media advertising on Beijing Gehua Cable’s interactive HDTV platform, a rapidly growing new media space in which we hope to play a central role. As we move into 2011, we are confident Charm is well positioned to capitalize on its existing strengths in traditional advertising and strategic initiatives in internet and new media to maintain its leadership position in China’s dynamic advertising market.”

Mr. Wei Zhou, Charm’s chief financial officer, added, “We continued to capture higher market share in China’s advertising market in 2010. Total customer advertising spending placed through or with Charm increased 70% from US$375 million in 2009 to US$637 million in 2010.”

Mr. Zhou continued, “Looking ahead to 2011, we see above-market growth and increasing market share with first half investments in all three of our business units and the Vizeum China joint-venture, and expect to deliver progressively stronger results throughout the year. For Charm Advertising, we will invest in media buying infrastructure and advertising professionals to expand our coverage in non-CCTV media. For Shangxing Media, we will need a few quarters to ramp up the sales operations and build up the local sales team for the Hubei Provincial Economic TV channel, as we have just started our first year of operations there. Charm Interactive and Vizeum China will continue to make key hires to ensure they have the service capabilities to capture the growing demands from existing and new advertisers. We expect to continue making strategic investments in the future in order to build up our business and consistently deliver positive results to our shareholders.”

Fourth Quarter 2010 Results

Turnover (non-GAAP)

US$ mm	4Q10	4Q09	3Q10	Y-o-Y %	Q-o-Q%
Total turnover (non-GAAP)	$198.9	$118.1	$145.5	68.3%	36.7%
Advertising agency	$152.0	$93.9	$104.5	61.9%	45.5%
Media investment management	$46.9	$24.3	$41.0	93.1%	14.3%
Branding and identity services	—	—	—	—	—

The Company uses turnover (non-GAAP), defined as total customer advertising spending placed through or with Charm, to reflect the scale of its business.

The 68.3% year-over-year increase in total turnover was mainly due to the increase in the number of advertising clients and the increase in advertising spending from existing clients. The 36.7% quarter-over-quarter increase in turnover was largely because of strong CCTV placement demands from clients due to seasonal factors.

The 61.9% year-over-year increase in advertising agency business, or agency business, turnover was mainly due to the increase in the number of new agency clients and the increase in advertising spending from existing agency clients. The 45.5% quarter-over-quarter increase in turnover was mainly due to strong CCTV placement demands from clients as a result of seasonal factors in the fourth quarter. In the fourth quarter of 2010, Charm provided advertising agency services to 135 advertising client accounts, 7 of which were acquired in the fourth quarter of 2010. The revenue extraction rate, which is defined as revenue divided by turnover, for the agency business was 5.1%, compared to 5.4% for the fourth quarter of 2009 and 6.1% for the third quarter of 2010. The lower revenue extraction rate was mainly due to the fact that clients increased media placement on CCTV, which has a lower revenue extraction rate relative to non-CCTV media, in the fourth quarter of 2010. Charm expects the revenue extraction rate to increase as the Company expands its full service offerings across all media platforms under Charm Advertising and ramps up digital media offerings under Charm Interactive.

The 93.1% year-over-year increase in media investment management business, or principal media business which operates under the Shangxing Media brand, turnover (equivalent to GAAP revenue) was mainly due to the increase in satellite TV revenues as a result of price increases and the addition of exclusive CCTV programs. Compared with the third quarter of 2010, the 14.3% increase was mainly due to the seasonality of satellite TV revenues. For the fourth quarter of 2010, Charm had 266 advertisers for its principal media business, compared with 186 advertisers for the fourth quarter of 2009.

Revenues

US$ mm	4Q10	4Q09	3Q10	Y-o-Y %	Q-o-Q%
Total revenues	$56.7	$30.6	$48.4	85.1%	17.1%
Advertising agency	$7.8	$5.1	$6.3	53.3%	22.3%
Media investment management	$46.9	$24.3	$41.0	93.1%	14.3%
Branding and identity services	$2.1	$1.3	$1.1	59.4%	90.7%

The increases in agency and principal media business revenues are consistent with the increases in turnover, while the increases in branding and identity services were primarily due to greater client demand for creative services as they increased their overall media spending in the fourth quarter of 2010.

Gross Profit

US$ mm	4Q10	4Q09	3Q10	Y-o-Y %	Q-o-Q%
Cost of revenues	$34.6	$17.7	$29.6	95.5%	16.9%
Gross profit	$22.1	$12.9	$18.8	70.8%	17.4%

Charm mainly attributes the year-over-year increase in cost of revenues to the addition of exclusive CCTV programs and an increase in satellite TV media costs. The sequential cost increase is mainly due to the revenue increase.

Operating Profit

US$ mm	4Q10	4Q09	3Q10	Y-o-Y %	Q-o-Q%
Total operating expenses	$8.0	$5.1	$7.4	56.9%	7.5%
Selling and marketing	$5.5	$3.4	$5.8	63.3%	(5.0%)
General and administrative	$2.5	$1.7	$1.6	44.4%	51.4%
Operating profit	$14.1	$7.9	$11.4	79.8%	23.8%

The 63.3% increase in selling and marketing expenses compared with the fourth quarter of 2009 was primarily due to increased headcount at Charm Interactive. Selling and marketing expenses represented 9.7% of the Company’s total revenues for the fourth quarter of 2010, compared to 11.0% for the fourth quarter of 2009 and 11.9% for the third quarter of 2010.

The 44.4% year-over-year increase in general and administrative expenses was mainly due to professional expenses incurred after the Company became a listed company. The 51.4% sequential increase was primarily due to more professional expenses incurred in the fourth quarter of 2010.

Net Income

US$ mm	4Q10	4Q09	3Q10	Y-o-Y %	Q-o-Q%
Non-GAAP Net income	$14.5	$8.3	$11.7	74.5%	24.1%
Net income	$12.2	$7.7	$11.1	58.8%	9.5%
Basic net income per ADS (US$)	$0.31	$0.18	$0.28	—	—
Fully diluted net income per ADS (US$)	$0.29	$0.17	$0.27	—	—

*	The Company’s non-GAAP net income excludes share-based compensation expenses and impairments on investments.

Each ADS represents two common shares. The weighted average shares used in computation of basic net income per ADS for the fourth quarter of 2010 is 39,123,692. As of December 31, 2010, 39,130,051 ADS were issued and outstanding.

Cash Flows and Cash Position

Cash flow from operations for the fourth quarter of 2010 was positive. As of December 31, 2010, the Company had cash and cash equivalents of $123.3 million compared to $116.4 million at the end of the third quarter of 2010.

Employee Headcount

As of December 31, 2010, the Company had 525 employees, compared to 447 employees as of September 30, 2010.

Full Year 2010 Results

Turnover

US$ mm	FY10	FY09	Y-o-Y %
Total turnover (non-GAAP)	$636.9	$375.3	69.7%
Advertising agency	$474.3	$288.0	64.7%
Media investment management	$162.6	$87.3	86.3%
Branding and identity services	—	—	—

Revenues

US$ mm	FY10	FY09	Y-o-Y %
Total revenues	$192.4	$106.0	81.4%
Advertising agency	$24.8	$15.3	61.9%
Media investment management	$162.6	$87.3	86.3%
Branding and identity services	$5.0	$3.5	44.3%

Gross Profit

US$ mm	FY10	FY09	Y-o-Y %
Cost of revenues	$123.8	$72.2	71.6%
Gross profit	$68.6	$33.9	102.5%

Operating Profit

US$ mm	FY10	FY09	Y-o-Y %
Total operating expenses	$27.1	$16.5	63.6%
Selling and marketing	$20.3	$11.0	85.0%
General and administrative	$6.7	$5.6	21.4%
Operating profit	$41.5	$17.3	139.5%

Net Income

US$ mm	FY10	FY09	Y-o-Y %
Non-GAAP Net income	$42.8	$19.5	119.6%
Net income	$38.5	$15.3	152.1%
Basic net income per ADS ($)	$1.02	$0.14	—
Fully diluted net income per ADS ($)	$0.98	$0.13	—

*	The Company’s non-GAAP net income excludes share-based compensation expenses and impairments on investments.

Each ADS represents two common shares. The weighted average shares used in computation of basic net income per ADS for the full year 2010 is 35,241,843.

Recent Business Developments

On November 8, 2010, Charm contracted more sales than any other participating agency at the annual CCTV 2011 Prime-time Auction, regarded as the most important annual event in China’s advertising industry, for the 8th year in a row.

In November 2010, through its principal media business unit Shangxing Media, Charm successfully renewed its exclusive advertising agency agreements with Shanghai Dragon Television and three CCTV programs for the full year 2011.

In November 2010, through its principal media business unit Shangxing Media, Charm signed an exclusive advertising agency agreement with Hubei Provincial Economic TV, one of the top three terrestrial channels in terms of both coverage and ratings in Hubei province.

In December 2010, Charm announced that it had signed an exclusive advertising agency agreement with Beijing Gehua Cable TV Network Co., Ltd., a leading digital cable TV operator in China’s largest HDTV market, to operate digital media advertising on its interactive HDTV platform.

In the fourth quarter of 2010, Charm won several new accounts including Shandong Lovol Heavy Industries, Tianjin Pharmaceutical Group, and Moonbasa.com.

Business Outlook

US$ mm	1Q11E
Total Revenues	$58.0 to $59.5
Non-GAAP Net income	$8.25 to $8.75

*	The Company’s non-GAAP net income excludes share-based compensation expenses and impairments on investments.

The Company bases these estimates on a foreign exchange rate of RMB6.60 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover,” which is defined as total customer advertising spending placed through or with Charm, and “non-GAAP net income,” which is defined as GAAP net income excluding stock-based compensation expenses and impairment on investments.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under US GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income.” The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will hold an earnings conference call at 8 a.m. U.S. Eastern Time (9 p.m. Beijing/Hong Kong Time) on Thursday, February 24, 2011.

Dial-in details for the conference call are as follows:

U.S. / International:	+1-617-213-8049
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672
Passcode:	74766088

A replay of the call will be available from 11 a.m. February 24, 2011 until 11 a.m. March 10, 2011 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+1-617-801-6888
Passcode:	89011687

Additionally, an archived webcast of this call will be available on the Investor Relations section of the Charm web site at http:/ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency in China. Charm operates its business under three brands: Charm Advertising, Charm Interactive, and Shangxing Media. Under the Charm Advertising and Charm Interactive brands, Charm offers integrated advertising agency services from planning and managing advertising campaigns to creating and placing advertisements. Under the Shangxing Media brand, Charm has established a portfolio of television advertising media resources through its exclusive arrangements with premium national television channels, which include not only advertising time but also opportunities for placing branded content. Charm’s clients include well-recognized brand names in China across many industries, as well as emerging domestic leading brands. In January 2010, Charm formed a joint venture with international 4A advertising group Aegis Media, its strategic investor, to operate its brand “Vizeum” in China. In October 2010, Charm also entered into agreement to establish a joint venture with Wasu Digital Group to operate all advertising-related businesses across Wasu’s IPTV, 3G mobile TV and broadband TV network platforms. For more information please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Cindy Wang

IR Department

Charm Communications Inc.

Phone: +86-10-6581-3885

Email: ir@charmgroup.cn

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.com

Charm Communications Inc.

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	31-Dec-10	30-Sep-10	31-Dec-09
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	123,320	116,424	54,737
Notes receivable	15,323	4,263	2,878
Prepaid expenses	63,680	52,317	31,670
Deposits	28,409	20,883	19,637
Accounts receivable	49,746	46,556	29,798
Amount due from related party	2,485	3,131	—
Other current assets	1,587	1,112	570

Total current assets	284,550	244,686	139,290

Fixed assets, net	2,082	2,019	1,441
Investments in non-marketable equity securities	—	1,868	1,869

Total non-current assets	2,082	3,887	3,310

TOTAL ASSETS	286,632	248,573	142,600

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY
Current Liabilities
Accounts payable (of which 9,012, 7,197 and 1,358 as of December 31, 2010, September 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	19,341	16,130	1,401
Amounts due to related parties (of which nil, 1,742 and 3 as of December 31, 2010, September 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	4,701	5,675	41
Advances from customers (of which 3,083, 38,888 and 30,400 as of December 31, 2010, September 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	57,970	40,742	30,564
Accrued expenses and other current liabilities (of which 14,843, 12,265 and 9,075 as of December 31, 2010, September 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	18,516	14,575	9,805
Dividends payable (of which 5,829, 5,751 and 20,086 as of December 31, 2010, September 30, 2010 and December 31, 2009 belonging to the consolidated VIE without recourse to the Company, respectively)	5,829	5,751	20,086

Total current liabilities	106,357	82,873	61,897

Total liabilities	106,357	82,873	61,897

Series A convertible redeemable preferred shares			59,576
Equity:
Charm Communications Inc.’s equity
Ordinary shares	8	8	5
Additional paid-in capital	115,288	114,831	-1,974
Retained earnings	59,783	47,815	23,031
Accumulated other comprehensive income	4,319	2,362	65

Total Charm Communications Inc. shareholders’ equity	179,398	165,016	21,127

Noncontrolling interest	877	684	—

Total equity	180,275	165,700	21,127

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES, REDEEMABLE ORDINARY SHARES AND EQUITY	286,632	248,573	142,600

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	December 31, 2010	December 31, 2009	September 30, 2010
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Media investment management	46,872	24,277	40,994
Advertising agency	7,750	5,054	6,335
Branding and identity services	2,090	1,311	1,096

Total revenues	56,712	30,642	48,425

Cost of revenues:
Media investment management	32,445	16,515	28,231
Advertising agency	918	651	694
Branding and identity services	1,233	529	661

Total cost of revenues:	34,596	17,695	29,586

Gross profit	22,116	12,947	18,839

Operating expenses:
Selling and marketing expenses	5,484	3,358	5,773
General and administrative expenses	2,486	1,722	1,642

Total operating expenses	7,970	5,080	7,415

Operating profit	14,146	7,867	11,424

Interest income	442	150	371
Impairment on investments	-1,810
Interest expenses			-110
Other income

Income before income tax expense	12,778	8,017	11,685
Income tax expense	617	359	584

Net income	12,161	7,658	11,101

Net income attributable to noncontrolling interest	193		200
Net income attributable to Charm Communications Inc.	11,968	7,658	10,901

Accretion of Series A convertible redeemable preferred shares	—	2,211	—
Net income (loss) attributable to ordinary shareholders	11,968	5,447	10,901

Net income (loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	0.31	0.18	0.28
Diluted	0.29	0.17	0.27
Shares used in computation of net income (loss) per ADS:
Basic	39,123,692	25,000,000	39,122,662
Diluted	40,776,523	26,315,863	40,517,732
(1) Share-based compensation expenses during the period included in:
Cost of revenues	1	14	2
Selling and marketing expenses	348	447	385
General and administrative expenses	210	209	220

Total	559	670	607

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the twelve months ended,
	December 31, 2010	December 31, 2009
	(Unaudited)	(Audited)
Revenues:
Media investment management	162,623	87,275
Advertising agency	24,776	15,301
Branding and identity services	5,002	3,466

Total revenues	192,401	106,042

Cost of revenues:
Media investment management	118,224	68,538
Advertising agency	2,867	2,057
Branding and identity services	2,715	1,568

Total cost of revenues:	123,806	72,163

Gross profit	68,595	33,879

Operating expenses:
Selling and marketing expenses	20,314	10,979
General and administrative expenses	6,748	5,560

Total operating expenses	27,062	16,539

Operating profit	41,533	17,340

Interest income	1,255	575
Impairment on investments	-1,810	-1,940
Interest expenses	-488
Other income		44

Income before income tax expense	40,490	16,019
Income tax expense	1,998	752

Net income	38,492	15,267

Net income attributable to noncontrolling interest	525	—
Net income attributable to Charm Communications Inc.	37,967	15,267

Accretion of Series A convertible redeemable preferred shares	1,215	7,800
Net income (loss) attributable to ordinary shareholders	36,752	7,467

Net income (loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	1.02	0.14
Diluted	0.98	0.13
Shares used in computation of net income (loss) per ADS:
Basic	35,241,843	25,000,000
Diluted	36,737,951	26,005,674
(1) Share-based compensation expenses during the period included in:
Cost of revenues	7	17
Selling and marketing expenses	1,468	1,481
General and administrative expenses	1,024	786

Total	2,499	2,284

Reconciliation from Net income to Non-GAAP net income:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	December 31, 2010	December 31, 2009	September 30, 2010
Net income	12,161	7,658	11,101
Add back share-based compensation expenses during the related periods	559	670	607
Add back impairment on investments	1,810	—	—

Non-GAAP net income	14,530	8,328	11,708

Reconciliation from Net income to Non-GAAP net income:

(Amounts in thousands of U.S. dollars)

	For the twelve months ended,
	December 31, 2010	December 31, 2009
Net income	38,492	15,267
Add back share-based compensation expenses during the related periods	2,499	2,284
Add back impairment on investments	1,810	1,940

Non-GAAP net income	42,801	19,491

Reconciliation from Turnover (non-GAAP) to USGAAP Revenues:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	December 31, 2010	December 31, 2009	September 30, 2010
Turnover (non-GAAP):
Media investment management	46,872	24,277	40,994
Advertising agency	151,984	93,853	104,466
Branding and identity services	N/A	N/A	N/A

Total turnover	198,856	118,130	145,460

Extracted rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	5.1%	5.4%	6.1%
Branding and identity services	N/A	N/A	N/A
USGAAP Revenue:
Media investment management	46,872	24,277	40,994
Advertising agency	7,750	5,054	6,335
Branding and identity services	2,090	1,311	1,096

Total revenue	56,712	30,642	48,425

Reconciliation from Turnover (non-GAAP) to USGAAP Revenues:

(Amounts in thousands of U.S. dollars)

	For the twelve months ended,
	December 31, 2010	December 31, 2009
Turnover (non-GAAP):
Media investment management	162,623	87,275
Advertising agency	474,312	287,983
Branding and identity services	N/A	N/A

Total turnover	636,935	375,258

Extracted rate:
Media investment management	100.0%	100.0%
Advertising agency	5.2%	5.3%
Branding and identity services	N/A	N/A
USGAAP Revenue:
Media investment management	162,623	87,275
Advertising agency	24,776	15,301
Branding and identity services	5,002	3,466

Total revenue	192,401	106,042